

07004740

TATES
ANGE COMMISSION
).C. 20549

BB 3/27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLC Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Merchandise Mart Plaza
(No. and Street)

Chicago (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Audrey Kurzawa (317) 817-2669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 North Meridian, Suite 1700 (Address) Indianapolis (City) IN (State) 46204 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH, D.C.
151

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

OATH OR AFFIRMATION

I, Audrey Kurzawa ________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLC Financial Services, Inc. ________________________________, as of December 31 ________________, 2006___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President and Financial Operations Principal
Title

Nancy M. Jasperson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLC Financial Services, Inc.

Financial Statements and Schedules

For the year ended December 31, 2006

BLC Financial Services, Inc.

Table of Contents



PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Conseco, Inc.)

In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BLC Financial Services, Inc. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2007

BLC Financial Services, Inc.
Balance Sheet
December 31, 2006

Assets:	
Cash	$ 225,483
Accounts receivable from affiliate	95,458
Federal income taxes recoverable	24,011
Total assets	$ 344,952
Liabilities:	
Accounts payable	$ 1,000
State taxes payable	31
Total liabilities	1,031
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	58,532
Retained earnings	285,388
Total stockholder's equity	343,921
Total liabilities and stockholder's equity	$ 344,952

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Statement of Operations
for the year ended December 31, 2006

Revenues – Commissions	$ 311,552
Expenses:	
Audit fees	22,329
Licenses and fees	2,458
Management fees	12,000
Other expenses	1,755
Total expenses	38,542
Net income before income taxes	273,010
Income tax expense	95,923
Net income	$ 177,087

The accompanying notes are an integral part
of the financial statements.

BLC Financial Services, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2006

Common stock:	
Balance, beginning and end of year	$ 1
Additional paid-in capital:	
Balance, beginning and end of year	58,532
Retained earnings:	
Balance, beginning of year	108,301
Net income	177,087
Balance, end of year	285,388
Total stockholder's equity	$ 343,921

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Statement of Cash Flows
for the year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 177,087
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in accounts receivable/payable from affiliate	44,643
Changes in general expense payable	1,000
Changes in state taxes payable	31
Changes in federal income taxes payable	(78,845)
Net cash provided by operating activities	143,916
Cash at beginning of year	81,567
Cash at end of year	$ 225,483

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Notes to Financial Statements

1. **General:**

BLC Financial Services, Inc. (the "Company") was incorporated on March 17, 2003 and is a wholly-owned subsidiary of Bankers Life and Casualty Company ("Bankers") which is an indirectly wholly-owned subsidiary of Conseco, Inc. ("Conseco"). Conseco is a financial services holding company with subsidiaries operating throughout the United States.

Effective January 1, 2005, the Company and Bankers entered into a five year agreement with an unaffiliated broker-dealer which provides brokerage services related to debt and equity instruments, mutual funds, variable annuities, variable life and financial instruments (collectively referred to as investment products) and fixed annuities, term life, universal life, long-term care and other insurance products (collectively referred to as insurance products). The unaffiliated broker dealer makes revenue sharing payments to Bankers calculated as a percentage of gross commissions generated from the sale of investment and insurance products. The amount of revenue sharing payments for investment products in excess of certain expenses incurred by Bankers are paid to the Company. The revenue sharing payments for insurance products are fully retained by Bankers. The agreement will automatically renew for subsequent terms of one year, subject to termination after the initial five-year term. Pursuant to the agreement, the Company earned income of $311,552 during 2006.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

2. **Net Capital Requirements:**

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2006, net capital was $224,452 or $219,452 greater than the minimum requirement.

3. **Transactions with Affiliate:**

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The Company has no employees. All services have been provided under an agreement with

Bankers. Expenses for such services are based on Bankers' direct and directly allocable costs. Expenses incurred under the agreement totaled $12,000 in 2006.

4. **Income Taxes:**

Pursuant to a tax sharing agreement with Conseco, the Company is included in Conseco's consolidated federal income tax return and certain state income tax returns. Under the agreement, the Company calculates its income taxes as if it were a separate filing company with payment for tax attributes utilized in a consolidated return determined based on the ability of the Company to have benefited from such attributes on a separate entity basis and having historically remitted tax sharing payments equal to such utilization.

The components of income tax expense at December 31, 2006 were as follows:

Current tax provision:	
Federal	$ 95,892
State	31
Total income tax expense	$ 95,923

A reconciliation of the U.S. statutory corporate tax rate to the Company's effective tax rate is as follows:

U.S. statutory rate	35.0%
Nondeductible expenses	0.1%
Effective tax rate	35.1%

Deferred income tax assets at December 31, 2006 were comprised of federal net operating loss carry-forwards totaling $1,105 that were offset by a valuation allowance of $1,105.

The federal income tax recoverable of $24,011 is expected to be received from Conseco during 2007.

Schedule 1

BLC Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Net capital:	
Total stockholder's equity from balance sheet	$ 343,921
Less unsecured accounts receivable from affiliate	119,469
Net capital	$ 224,452
Aggregate indebtedness	$ 1,031
6-2/3% of aggregate indebtedness	$ 69
Net capital and ratio of aggregate indebtedness to net capital:	
Net capital	$ 224,452
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of required amount	$ 219,452
Ratio of aggregate indebtedness to net capital	0.005 to 1

BLC Financial Services, Inc.

Computation for Determination of
Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934.

Schedule 3

BLC Financial Services, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph k(2)(i).



PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To the Board of Directors of
BLC Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BLC Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following deficiencies involving the control environment and control activities and their operation that we consider to be material weaknesses as defined above. During 2006, the Company did not properly record revenue and the accounting review processes were not completed in a manner allowing for the accounting errors to be discovered and corrected prior to issuing quarterly interim financial statements . As a result, the Company's interim financial statements were incorrect. We understand that the Company intends to improve its control processes and financial statements reviews during 2006. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2006, and this report does not affect our report thereon dated February 28, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material

PRICEWATERHOUSECOOPERS

inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives except as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

END